The Mintz Fraade Law Firm, P.C.

COUNSELORS AT LAW

271 MADISON AVENUE, 12th FLOOR

NEW YORK, NEW YORK 10016

TELEPHONE	OF COUNSEL
(212) 486-2500	EDWARD C. KRAMER
_______	JON M. PROBSTEIN
SEYMOUR REITKNECHT
TELECOPIER	JOSEPH J. TOMASEK
(212) 486-0701

June 14, 2016

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Legal Branch Chief

Re:	Nostalgia Family Brands, Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed February 18, 2016 File No. 333-206332

Dear Sir/Madam:

We represent Nostalgia Family Brands, Inc. (the "Company"). We are replying on the Company's behalf to the SEC's comment letter dated May 20, 2016 (the "May Letter") with respect to the Company's registration statement on Form S-1 filed on February 18, 2016. We have amended the Form S-1/A as per your comments in the May Letter and our response to each comment is set forth below.

Index to Financial Statements, page F-1

General

1. Please provide updated financial statements to comply with the guidance in Rule 8-08 of Regulations S-X.

The Amended Form S-1 has been updated to include the financial statements for the three months ended March 31, 2016, pursuant to Rule 8-08 of Regulation S-K.

In addition to the Company's Form S-1/A, please also see the enclosed letter with respect to a request to accelerate the effective date of the Company's S-1/A.

If you have any questions, please contact the undersigned.

Very truly yours,

The Mintz Fraade Law Firm, P.C.

By:	/s/ Alan P. Fraade
Alan P. Fraade